

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

Via Email
Ioannis E. Lazaridis
Chief Executive Officer
Capital GP L.L.C.
3 Iassonos Street
Piraeus, 18537
Greece

> **Re: Capital Product Partners L.P.**
> **Registration Statement on Form F-3**
> **Filed October 25, 2011**
> **File No. 333-177491**

Dear Mr. Lazaridis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to name the subsidiary guarantors as co-registrants and include signature pages for each of the co-registrants in your next amendment.

2. Please revise the prospectus to include a description of the guarantees.

Exhibit 5.1

3. We note that the opinion is limited to the laws of the Marshall Islands. To the extent that any subsidiary guarantor is organized or incorporated in a jurisdiction other than the Marshall Islands, please have counsel revise its opinion to also cover the laws of the jurisdiction in which the subsidiary guarantor is organized or incorporated or, alternatively, obtain separate opinions.

4. In this regard, an opinion that a guarantee is a binding obligation of the guarantor necessarily encompasses the opinion that the guarantor is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation. Please have counsel revise the carryover paragraph at the top of page two accordingly. Refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, for guidance.

5. Refer to assumption (ii) in the second to last paragraph on page 2. It appears this assumption is inappropriate to make in a qualified opinion at this time. Please have counsel revise accordingly.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Jay Clayton, Esq.
        Sullivan & Cromwell LLP